Exhibit (a)(1)(I)

KUSHCO HOLDINGS, INC.
FORM OF NOTICE OF EXPIRATION OF OPTION EXCHANGE PROGRAM

To:	Eligible Participants

Date:	August 28, 2020 (unless extended)

Subject:	Expiration of Exchange Offer
KUSHCO HOLDINGS, INC. OPTION EXCHANGE PROGRAM
As of 5:00 p.m. Pacific Time on Friday, August 28, 2020, we closed KushCo Holdings, Inc.’s offer to exchange Eligible Options for new Replacement Options (the “Exchange Offer”). If you were an eligible participant who properly elected to participate in the Exchange Offer by exchanging some or all of your Eligible Options and did so by the deadline, your elected Eligible Options have been accepted for participation in the Exchange Offer. Such options have been cancelled and you no longer have any rights with respect to those options. By participating in the Exchange Offer, you have automatically been granted new stock options (“Replacement Options”) in exchange for the cancelled options, in accordance with the terms and conditions of the Exchange Program.
As described in the Exchange Offer documents, you will receive stock option agreement(s) for the Replacement Options that have been granted to you in exchange for your properly tendered and cancelled Eligible Options. These stock option agreements will be sent to you via CARTA in the next couple of weeks.
If you have any questions, please contact Amir Sadr, Vice President, Associate General Counsel at amir.sadr@kushco.com.
The Exchange Offer is being made pursuant to the terms and conditions set forth in the Company’s Tender Offer Statement on Schedule TO, including the Offer to Exchange, and other related materials filed with the Securities and Exchange Commission that were sent to eligible option holders and are available free of charge at www.sec.gov or by contacting Amir Sadr, Vice President, Associate General Counsel at amir.sadr@kushco.com.